As filed with the Securities and Exchange Commission on December 18, 2023

Registration No. 333-262589

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Starwood Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

2340 Collins Avenue

Miami Beach, FL 33139

(305) 695-5500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Starwood REIT Advisors, L.L.C.

Barry S. Sternlicht

2340 Collins Avenue

Miami Beach, FL 33139

(305) 695-5500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 W. Peachtree Street NW

Atlanta, GA 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-262589

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (No. 333-262589) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

2. Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

4.1	Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 18, 2023 and incorporated herein by reference)

10.1	Amended and Restated Advisory Agreement, dated December 18, 2023, by and among Starwood Real Estate Trust, Inc., Starwood REIT Operating Partnership, L.P. and Starwood REIT Advisors, L.L.C. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 18, 2023 and incorporated herein by reference)

10.2	Amended and Restated Limited Partnership Agreement of Starwood REIT Operating Partnership, L.P. (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 18, 2023 and incorporated herein by reference)

10.3	DST Dealer Manager Agreement, dated December 18, 2023, by and among Starwood 1031 Exchange, L.L.C., Starwood Capital, L.L.C. and Starwood REIT Operating Partnership, L.P. (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 18, 2023 and incorporated herein by reference)

24.1*	Power of Attorney

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C. on December 18, 2023.

Starwood Real Estate Income Trust, Inc.

By:	/s/ Sean Harris
Sean Harris
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on December 18, 2023.

Signature	Title

/s/ Sean Harris Sean Harris	Chief Executive Officer, President and Director (principal executive officer)

/s/ Chris Lowthert Chris Lowthert	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

* Barry S. Sternlicht	Chairman of the Board

* John P. McCarthy, Jr.	Vice Chairman of the Board

* Mark Deason	Director

* Austin Nowlin	Director

* Richard D. Bronson	Independent Director

* David B. Henry	Independent Director

* Robin Josephs	Independent Director

* Peggy Lamb	Independent Director

* Dale Anne Reiss	Independent Director

* James E. Walker	Independent Director

*By:	/s/ Matthew Guttin
Matthew Guttin
Attorney-in-fact